Exhibit 16.1

Callahan, Johnston & Associates, LLC
Certified Public Accountants and Consultants

July 9, 2003

Mr. Mark B. Thomas

Ballistic Recovery Systems, Inc.

300 Airport Road

South St. Paul, Minnesota  55075

Dear Mark:

I have reviewed the Form 8-K regarding the replacement of Callahan, Johnston & Associates, LLC as auditors of record for Ballistic Recovery Systems, Inc.  Callahan, Johnston & Associates, LLC has had no disagreements with Ballistic Recovery Systems, Inc.  and our reports have not contained an adverse opinion or disclaimer of opinion in the past two years.

Thank you again for the opportunity to have been of service to the Company.  We wish you the best of luck in the future.

Sincerely,

CALLAHAN, JOHNSTON & ASSOCIATES, LLC

/s/ Scott M. Callahan
Scott M. Callahan
Certified Public Accountant

7400 Lyndale Avenue South, Suite 140, Richfield, MN 55423
Telephone: (612)861-0970      Fax: (612)861-5827
E-mail: cjacallahan@qwest.com